Exhibit 21.1

SUBSIDIARIES

Name	State of Incorporation
Concept Pharmaceuticals, LLC	Alabama
Senior Script, LLC	Alabama
N.L.B.P, LLC	Arizona
Catalyst Mail, LLC	Delaware
Coalition for Advanced Pharmacy Services, LLC	Delaware
First Rx Specialty and Mail Services, LLC	Delaware
FutureScripts Holdings, LLC	Delaware
Health Extras, LLC	Delaware
HospiScript Services, LLC	Delaware
RAA Holdco, LLC	Delaware
Catalyst Rx Health Initiatives, Inc.	Illinois
Catalyst Plan Services, Inc.	Michigan
Catalyst Consultants	Nevada
Catalyst PRx, LLC	Nevada
Catalyst PRx Government Services, LLC	Nevada
Catalyst Rx	Nevada
Catalyst Rx Government Services, Inc.	Nevada
Catalyst Rx Rebate Management, Inc.	Nevada
inPharmative, Inc.	Nevada
Total Script, LLC	Nevada
Catalyst Rx IPA, Inc.	New York
Catalyst Rx Health Initiatives, Inc.	New York
Immediate Pharmaceutical Services, Inc.	Ohio
FutureScripts, LLC	Pennsylvania
FutureScripts Secure, LLC	Pennsylvania